FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               06 March, 2007


                               File no. 0-17630


                               Final Results



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Final Results








CRH plc 2006 RESULTS


Year ended 31st December 2006
                                                                                   2006            2005        % change
                                                                                 euro m          euro m

Revenue                                                                          18,737          14,449            +30%
Operating profit*                                                                 1,767           1,392            +27%
Profit before tax                                                                 1,602           1,279            +25%
                                                                              euro cent       euro cent
Earnings per share                                                                224.3           186.7            +20%
Cash earnings per share                                                           352.1           292.5            +20%
Dividend                                                                           52.0            39.0            +33%

* Operating profit is stated before profit on disposal of fixed assets.



- Against a background of higher input costs and declining US residential construction, CRH has once again performed strongly in 2006 to deliver record full year organic growth and a significant incremental contribution from acquisition activity.

- Total operating profit from European operations improved 20% to euro 814 million after net non-recurring charges of euro 12 million.

- In Europe Materials, after a good first half improvement, stronger momentum in the second half resulted in full year operating profit of euro 421 million, an increase of 12%.

- Europe Products benefited from good acquisition contributions and with stronger underlying second half trading reported a 26% increase in operating profit to euro 221 million, an increase of 44% before a euro 31 million non-recurring charge.

- Europe Distribution delivered satisfactory acquisition contributions and good organic growth to report a 39% increase in operating profit to euro 172 million, an increase of 24% before euro 19 million of non-recurring income.

- Total operating profit for the Americas operations improved 33% to euro 953 million.

- Americas Materials achieved a 45% increase in operating profit to euro 475 million reflecting significant success in the recovery of higher input costs, a substantial organic operating profit advance and good acquisition contributions.

- Americas Products delivered a 22% increase in operating profit to euro 375 million, a combination of organic growth and satisfactory acquisition contributions.

- Full year operating profit from Americas Distribution grew by 28% to euro 103 million with the operating margin at 7.1% similar to the excellent level achieved in 2005.

- The total dividend has been increased by 33%. This reflects the first step in a phased reduction in dividend cover aimed at achieving cover of the order of 3.5 times for the 2008 financial year. The 2006 dividend was covered
4.3 times (2005: 4.8 times).

- Total acquisition expenditure was a record euro 2.1 billion (net of selective APAC disposals). EBITDA/net interest cover for the year remained very comfortable at 9.7 times.



Liam O'Mahony, Chief Executive, said today:

"2006 was another year of delivery by CRH both in development, with a record acquisition spend, and operationally, with record organic growth and strong improvements in all key financial performance measures. Cash generation remains robust and with comfortable interest cover the Group can accommodate a higher level of dividend payout while continuing to take advantage of a strong development pipeline. With an ongoing focus on price and cost effectiveness across our operations, further benefits from the record 2006 acquisition spend and a sustained emphasis on development, we expect to achieve further progress in the year ahead."

Announced Tuesday, 6th March 2007

__________________________________________________________________________

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony                  Chief Executive
Myles Lee                      Finance Director
Eimear O'Flynn                 Head of Investor Relations
Maeve Carton                   Group Controller


CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404
                           1000  FAX +353.1.404 1007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland



RESULTS

 HIGHLIGHTS

Against a background of higher input costs and declining US residential construction, CRH has once again performed strongly in 2006 to deliver record full year organic growth and a significant incremental contribution from acquisition activity. The results highlights for 2006 are set out below and reflect two non-recurring items (described in the Finance paragraph on page 8) which taken together had an adverse impact of euro 12.3 million on reported profits.

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of profit after tax of associates is included as a single line item in arriving at Group profit before tax.

-        Sales revenue: euro 18,737 million, up 30%
-        EBITDA*: euro 2,456 million, up 25%
-        Operating profit**: euro 1,767 million, up 27%
-        Profit before tax: euro 1,602 million, up 25%
-        Basic earnings per share: 224.3c, up 20%
-        Cash earnings per share: 352.1c, up 20%
-        Dividend per share: 52.0c, up 33%

* EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

**Excluding profit on disposal of fixed assets

The average US $/euro rate of 1.2556 for 2006 was little changed compared with 2005 (1.2438) while average rates for the Group's other major operating currencies also showed little movement. Combined these resulted in a modest adverse exchange impact of euro 4 million, equivalent to just 0.3% of 2005's profit before tax level of euro 1,279 million. Note 3 on page 15 analyses the key components of 2006 performance.

DIVIDEND

The Board is recommending a final dividend of 38.50c per share, an increase of 39% on the 2005 final dividend of 27.75c. This gives a total dividend for the year of 52.0c, an increase of 33%, representing the twenty-third consecutive year of dividend growth. It is proposed to pay the final dividend on 14th May 2007 to shareholders registered at the close of business on 16th March 2007.

This significant 2006 dividend increase reflects the first step in a phased reduction in dividend cover which, subject as always to changes in market conditions, aims to achieve dividend cover of the order of 3.5 times for the 2008 financial year. The 2006 dividend was covered 4.3 times (2005: 4.8 times).

DEVELOPMENT AND FINANCE

Total net acquisition spend in 2006 amounted to euro 2.1 billion, a record for the Group. The highlight was the acquisition in August by Americas Materials of APAC, a leading US aggregates, asphalt and heavy highway construction company. Other significant transactions were the acquisition in May of Halfen, a leading European producer of metal construction accessories used in commercial, civil engineering and residential construction and the creation of a new product group for Americas Products with the acquisition in April of MMI, a manufacturer and distributor of construction accessories, welded wire reinforcement and fencing products. In addition the Group completed 66 other transactions across its various product segments.

In September 2006, the Group completed a US$1.75 billion Global Bond Issue, which substantially extended the maturity profile of the Group's net debt. The issue raised US$0.5 billion of 5-year money and US$1.25 billion due for repayment in 10 years. This Bond Issue, which is rated BBB+/Baa1/BBB+, was significantly over-subscribed and broadly distributed to over 120 investors. The issue followed two previous US$1 billion issues in September 2003 and March 2002.

SEGMENT REVIEW

EUROPE - MATERIALS


                                                             Analysis of change
                                                          Acquisitions                                            Total
euro million                  2005        Exchange         2005          2006       Organic          2006        Change

Sales revenue                2,646              +5          +21           +33          +262         2,967          +321
% change                                         -          +1%           +1%          +10%                        +12%
Operating profit*              377              +1           +2            +5           +36           421           +44
% change                                         -          +1%           +1%          +10%                        +12%
Margin                       14.2%                                                                  14.2%


*Operating profit is before profit on disposal of fixed assets


After a good first half operating profit improvement, stronger momentum in the more profitable second half resulted in a very satisfactory profit advance for 2006.

Ireland : It was another good year in Ireland with further growth in overall construction output leading to an increase of approximately 3% in our total cement volumes. Significant input cost increases were recovered in selling prices and, with maintained margins, profits were ahead of 2005. In the Republic of Ireland residential activity was again the main driver; the commercial and industrial sector remained strong while the National Development Plan continued to deliver good infrastructure activity. In Northern Ireland , while the roads programme suffered a serious decline, the housing and commercial sectors were strong.

Finland/Baltics: Our operations in Finland benefited from stronger housing demand, increased commercial and industrial construction and a number of major infrastructure projects. The cement market grew by about 8% and our aggregates and readymixed concrete businesses enjoyed good demand. Sales volumes in the Baltic region and in the St. Petersburg operations were also well ahead of 2005 levels. Overall, good volume increases and better pricing delivered improved profitability.

Central Eastern Europe: In Poland a rapid recovery in activity following a weather-affected start and unusually mild weather at the end of the year led to sustained construction demand with cement volumes up 29% for the year. The resultant increased capacity utilisation of our Ozarow cement plant proved especially rewarding and, with stronger demand in our lime, aggregates, asphalt and concrete products activities, overall profits improved significantly. In Ukraine better cement volumes, efficiency gains and improved pricing more than offset the impact of severe gas cost increases resulting in higher operating profit.

Switzerland : Construction output grew by about 2%, with all sectors bar infrastructure showing some increase over 2005. As expected, the completion of the concrete-intensive stages of the major Lotschberg alpine tunnel led to a reduction of approximately 10% in our cement volumes. However, with better cement prices and a good advance in profitability in downstream readymixed concrete, aggregates and asphalt operations overall operating profit improved.

Iberia : While our Spanish readymixed concrete and concrete products operations had healthy volume increases due to strong residential and infrastructure demand, higher input costs and increased competition put pressure on margins resulting in a profit outcome broadly in line with 2005. The Group's 26.3% associate stake in Spanish cement producer Corporacion Uniland is accounted for using the equity method in reporting 2006 results. In Portugal , construction declined by approximately 7% reflecting reduced activity in housing and a significant reduction in public capital expenditure. While cement volumes in its domestic markets declined, our Secil joint venture in cement and downstream products had a satisfactory year helped by strong demand in export markets and tight cost control.

Eastern Mediterranean: In Israel our 25% associate reported an operating performance broadly in line with 2005, a good performance given the very difficult political situation in the region throughout the year.


EUROPE - PRODUCTS
                                                      Analysis of change
                                                  Acquisitions      Non-recurring                                Total
euro million               2005       Exchange      2005      2006          Items      Organic       2006       Change

Sales revenue             2,533             +4      +245      +276              -         +128      3,186         +653
% change                                     -      +10%      +11%              -          +5%                    +26%
Operating profit*           176              -       +25       +20            -31          +31        221          +45
% change                                     -      +15%      +11%           -18%         +18%                    +26%
Margin                     6.9%                                                                      6.9%
Excl. non-recurring        6.9%                                                                      7.9%

*Operating profit is before profit on disposal of fixed assets

Our Europe Products operations benefited from improving markets and delivered stronger underlying trading, particularly in the second half. This combined with good acquisition contributions delivered a much improved operating profit outturn. Excluding the net charge of euro 31 million for non-recurring items, operating profit advanced 44% while operating profit as a percentage of sales improved from 6.9% in 2005 to 7.9% in 2006, a welcome step-up in margin. The comments on operating performance below do not reflect non-recurring items which are discussed on page 8.

Concrete Products: The group reported a strong profit advance with good contributions from acquisitions and solid organic growth from the legacy businesses. Structural operations (floor/wall elements, beams, vaults and drainage products) delivered excellent results driven by tight operational control and strong markets in the Netherlands , Belgium , France , Denmark and Poland . Our sand-lime brick business improved its performance through growth from new products and better operating efficiencies. Despite a slow start due to unfavourable weather conditions, our architectural operations (pavers, tiles and blocks) performed well ahead of last year with strong advances in Belgium , Denmark and Slovakia and a full year's contribution in France from Stradal, which was acquired in August 2005. In Germany , internal improvements and a strong focus on sales prices resulted in a better outcome. Continued price competition in the Netherlands and difficult market conditions in the UK had an adverse impact, though this was more than compensated for by other regions. Our materials trading and readymixed concrete joint venture in the Netherlands continued to experience difficult trading conditions.

Clay Products: In Mainland Europe overall profitability improved despite further energy cost increases and planned stock reduction. Clay brick and block markets in Poland strengthened following a late spring, our Benelux operations advanced and the long-standing weak German brick market showed some very early signs of recovery in the final quarter. In the UK , brick industry volumes declined further while energy costs increased significantly in the first half of the year with some moderation in the final quarter. As a result, UK profits were lower than last year with reduced volumes more than offsetting benefits from price increases, good cost control and energy-saving projects. Overall, the group delivered a comparable performance to the prior year as the decline in UK profitability was offset by a better outcome from our Mainland European operations.

Building Products: The Building Products Group, with turnover of euro 1.2 billion in 2006, comprises three broad product segments: Construction Accessories, Insulation, and the strategically linked Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA) businesses. Our Construction Accessories business was significantly enlarged by the acquisition of Halfen in May, while heritage operations achieved profit improvement due to strong market conditions in Belgium , France and Spain . Although Insulation operations continued to suffer from severe volatility in raw material costs, a strong advance in sales and operating profit was realised due to volume and price improvements, benefits from restructuring and further good cost control. F &S had another year of progress despite stronger competition and higher input costs, while D&V operations maintained overall profitability despite a continuing competitive backdrop. Our new RSA business acquired in August performed ahead of expectations.


EUROPE - DISTRIBUTION
                                                      Analysis of change
                                                   Acquisitions       Non-recurring                               Total
euro million               2005       Exchange       2005       2006          Items     Organic       2006       Change

Sales revenue             2,193             -6       +418        +65              -        +116      2,786         +593
% change                                     -       +19%        +3%              -         +5%                    +27%
Operating profit*           123              -        +12         +4            +19         +14        172          +49
% change                                     -       +10%        +3%           +15%        +11%                    +39%
Margin                     5.6%                                                                       6.2%
Excl. non-recurring        5.6%                                                                       5.5%

*Operating profit is before profit on disposal of fixed assets

Operating profit in Europe Distribution was substantially ahead of 2005 levels, reflecting satisfactory acquisition contributions and good organic growth.

Excluding non-recurring income of euro 19 million, operating profit advanced
24% and operating profit as a percentage of sales declined slightly from 5.6% in 2005 to 5.5% in 2006 reflecting an increased proportion of lower margin builders merchanting sales which accounted for 72% of turnover in 2006 compared with 67% in 2005. The change in composition reflects the impact of the Quester and Bauking acquisitions, in Austria and Germany respectively, both of which were completed in the latter months of 2005. The comments on operating performance below do not reflect non-recurring items which are discussed on page 8.

Builders Merchants: Our Dutch builders merchanting activities benefited from more positive market conditions and reported solid sales growth. This, together with a continued focus on margin and costs, resulted in a substantial improvement in operating profit.

In France both our 100%-owned business in Ile-de-France and our joint venture in Burgundy and Franche Comte saw significant improvement in sales and operating profit due to better market conditions and benefits from profit improvement measures of recent years.

Good market conditions led to another record year for our operations in Switzerland which delivered a significant advance in operating profit, helped by the completion of two acquisitions which added seven branches in the German-speaking part of Switzerland .

In Germany , our 48% Bauking joint venture, acquired in December 2005, had a very successful first year within the Group. Aided by rigorous cost control and some uplift in the German market, results exceeded expectations. In Austria , Quester, which was acquired in October 2005, had a disappointing start to the year. However, following first half re-organisation measures, the business delivered a much improved performance in the second half.

DIY: Despite improved consumer confidence, the DIY market in the Benelux showed only moderate growth for 2006 as a whole. Against this backdrop our branch network reported another satisfactory year with improved profitability. Bauking's DIY business delivered sales and profits in line with expectations in its first full year with the Group. Our DIY joint venture in Portugal made good progress, opening one further location following five such openings in 2005.



AMERICAS - MATERIALS
                                                             Analysis of change
                                                          Acquisitions                                            Total
euro million                  2005        Exchange         2005          2006       Organic          2006        Change

Sales revenue                3,165             -30         +186          +904          +553         4,778        +1,613
% change                                       -1%          +6%          +29%          +17%                        +51%
Operating profit*              328              -3          +27           +45           +78           475          +147
% change                                       -1%          +8%          +14%          +24%                        +45%
Margin                       10.4%                                                                   9.9%
Excl. APAC                   10.4%                                                                  11.2%

*Operating profit is before profit on disposal of fixed assets

The Americas Materials Division had an excellent year, both in development with the acquisition of Ashland Paving And Construction (APAC), and operationally with significant success in recovering higher energy and other input costs. Bitumen costs increased by 50%; energy used at our asphalt plants had a composite cost increase of 10%, while diesel fuel and gasoline used to power our mobile fleet increased by 14%. Against this backdrop, overall prices increased 10% in aggregates, 15% in readymixed concrete and 27% in asphalt, the product most impacted by input cost increases. Non-residential demand continued to improve and more than offset the decline in new residential construction. Overall funding for highway projects showed a satisfactory improvement; however, as anticipated, with relatively fixed highway budgets the volume of activity was impacted by the strong price increases. Total volumes, including acquisition effects, increased 10% for aggregates, 20% for readymixed concrete and 27% for asphalt. Heritage volumes declined by approximately 2% for aggregates and 3% for asphalt, while readymixed concrete volumes were broadly unchanged.

The overall 2006 margin of 9.9% (2005: 10.4%) reflected the dampening effect of APAC's profitable but lower margin business mix combined with once-off APAC integration costs. APAC recorded sales of euro 761 million and operating profit of euro 26 million in the last four months of the year. The operating margin excluding APAC advanced strongly to 11.2%.

New England: New Hampshire and Vermont enjoyed better trading in improving markets. Massachusetts had another excellent year with solid demand and a positive pricing environment. The states of Maine and Connecticut both reduced highway spending and higher prices impacted volumes at the municipal and local level.

New York/New Jersey : These businesses had record results reflecting stable demand, real price increases and internal cost efficiencies. Our large quarries which service the greater New York Metro area improved their operational performance. In Upstate New York, our Albany operations once again increased profits in good markets, while our Rochester operations reported an improved outcome following declines in 2004 and 2005.

Central: The region delivered record results with strong price improvement, benefits from its bitumen winter fill progamme and acquisition contributions. While Michigan continued to suffer in poor public and private markets, Ohio had a strong year with healthy highway markets and improved pricing especially in aggregates. Pennsylvania and Delaware continued to improve with internal cost efficiencies and steady markets. Our Kentucky and West Virginia operations, acquired in 2005, had a satisfactory year with improved pricing offsetting lower volumes.

West: Local economies remained strong overall with solid non-residential and highway markets offsetting softening residential demand. Once again, Utah and Idaho saw significant profit gains due to a better pricing environment in generally buoyant markets for all products. In Washington , results improved significantly. Our operations in Wyoming , Montana , South Dakota , Colorado and New Mexico had another record year despite increased readymixed concrete competition. However, our heritage Iowa operations suffered profit declines as a result of weak residential demand and several new readymixed concrete entrants in the Des Moines area.

APAC: Integration of APAC, acquired at the end of August, has progressed well with the ongoing realisation of near-term synergies and selective disposals of peripheral contracting and asphalt units. Although APAC's structurally lower margins and integration costs impacted the Division's overall operating margin in 2006, underlying trading in the business for our first four months of ownership was in line with expectations.


AMERICAS - PRODUCTS
                                                             Analysis of change
                                                          Acquisitions                                            Total
euro million                  2005        Exchange         2005          2006       Organic          2006        Change

Sales revenue                2,756             -16         +113          +492          +227         3,572          +816
% change                                                    +4%          +18%           +8%                        +30%
Operating profit*              308              -1           +3           +22           +43           375           +67
% change                                                    +1%           +7%          +14%                        +22%
Margin                       11.2%                                                                  10.5%
Excl.  MMI                   11.2%                                                                  11.3%

*Operating profit is before profit on disposal of fixed assets

Following a very strong first half, the demand backdrop and underlying growth rates for our Americas Products operations moderated through the second half of the year as residential construction activity declined. However, overall second half demand remained broadly positive helped by strong and growing non-residential markets. Regionally, our operations in the western and southeastern states performed particularly well in strong markets, the Midwest operations improved on 2005 while results from northeastern operations were weaker.

2006 marked the creation of a new product group with the acquisition of MMI Products, Inc. (MMI) in April. Due to its particular business mix, MMI's operating profit margin is much lower than in our existing APG, Precast and Glass activities. Excluding MMI, which delivered sales of euro 424 million and operating profit of euro 19 million for CRH's period of ownership in 2006, the operating profit margin is 11.3%, which compares with 11.2% reported for 2005.

Architectural Products Group (APG): APG faced tougher residential markets but delivered a robust performance for 2006 as a whole. Price increases and the benefit of acquisition contributions helped to once again deliver double-digit percentage growth in sales and operating profit for the year. Regionally, the West and South enjoyed strong markets, the Midwest performed well despite softer commercial and residential activity, while the Northeast suffered in a poor market with increased competition. Glen Gery performed satisfactorily in weakening markets. Bagged soil and mulch activities had a disappointing performance in a very difficult pricing environment and management actions have been taken to improve this business going forward.

Precast: The continued strength of the residential construction sector during the first half of the year, along with growth in non-residential, commercial and infrastructure construction markets, resulted in a second consecutive year of record volumes from our legacy operations. Good cost control and effective price management led to margin improvements and another year of record profits for the group.

Glass: The group achieved record results with good growth in both sales and operating profit. Strong markets produced robust demand for energy-efficient architectural glass products and, with increased demand for hurricane-resistant and blast-resistant architectural glass, laminated glass products achieved record sales growth.

MMI: MMI is a leading US manufacturer and distributor of mainly non-residential oriented building products with operations in three distinct product segments: construction accessories, wire products and fencing products. MMI is a leader in each of these segments. Although somewhat affected by weakness in its less significant residential markets, MMI delivered a satisfactory performance in its first eight months within the group and integration of the business continues apace.

South America: Our operations in Argentina and Chile had a record year against an improved regional economic background. In Argentina , strong sales and profits in our ceramic tile business were partly offset by slightly lower profits in our glass operations. Our Chilean glass business performed well.


AMERICAS - DISTRIBUTION
                                                             Analysis of change
                                                          Acquisitions                                            Total
euro million                  2005        Exchange         2005          2006       Organic          2006        Change

Sales revenue                1,156             -11         +125          +137           +41         1,448          +292
% change                                       -1%         +11%          +12%           +3%                        +25%
Operating profit*               80              -1          +13           +12            -1           103           +23
% change                                       -1%         +15%          +15%           -1%                        +28%
Margin                        7.0%                                                                   7.1%

*Operating profit is before profit on disposal of fixed assets

Americas Distribution comprises two divisions which supply specialist contractor groups: Roofing/Siding and Interior Products (wallboard, steel studs and acoustical ceiling systems). In 2006 Roofing/Siding accounted for 70% of turnover and Interior Products 30%. While the latter months of the year saw declining demand in the new-build segment, 2006 was another year of growth for Americas Distribution with good performances from both heritage and acquired businesses. The operating profit margin of 7.1% was similar to the excellent level achieved in 2005.

Roofing/Siding demand is largely influenced by residential replacement activity with the key products having an average life span of roughly 20 years. Demand remained generally robust throughout the year, although Florida experienced a second half decline, following 24 months of unusually high activity generated by extensive storm damage during the 2004 and 2005 hurricane seasons. The Interior Products division is focused equally on the commercial and residential construction markets. Over the last two years we have significantly expanded this segment and in 2006 it delivered excellent incremental sales and operating profit contributions.

FINANCE

In accordance with International Accounting Standard 36 Impairment of Assets, goodwill arising on business combinations is subject to annual impairment testing. The Group's 2006 impairment testing has resulted in a euro 50 million write-down of goodwill relating to its 45% Cementbouw bv joint venture. This joint venture was established in 2003 in a leveraged buyout of Cementbouw's materials trading and readymixed concrete operations in the Netherlands , undertaken in conjunction with CRH's 100% purchase of Cementbouw's distribution, concrete and clay products activities. A significant proportion of the financing for the joint venture was provided in the form of non-recourse debt. The joint venture has experienced difficult trading in recent years and is currently in discussions with its banking group. The write-down has been charged against Europe Products in reporting operating profit by business segment.

During 2006, in response to legislative changes in the Netherlands , CRH reached agreement with its employees in the Netherlands on changes to certain pension arrangements which altered their basis under International Financial Reporting Standards (IFRS) from defined benefit to defined contribution. This resulted in the elimination of certain defined benefit obligations from the Group's balance sheet with a resultant pre-tax gain of euro 37.7 million which has been reflected in arriving at operating profit for 2006. Of this euro 18.9 million has been credited to Europe Products and euro 18.8 million to Europe Distribution in reporting operating profit by business segment.

Although higher short-term interest rates and substantial acquisition activity over the past two years resulted in a significant increase in net finance costs to euro 252 million (2005: euro 159 million), EBITDA/net interest cover for the year remained very comfortable at 9.7 times (2005: 12.3 times). Profit after tax from associates of euro 47.2 million (2005: 25.9 million) increased principally due to the inclusion of the Group's 26.3% share of Corporacion Uniland's results for the year. The tax charge at 23.6% of Group profit before tax increased compared with 2005 (21.3%).

Net debt increased by just over euro 1 billion despite a total net spend of euro
2.9 billion on acquisitions, investments and capital projects, partly helped by a euro 188 million favourable translation impact mainly attributable to the weaker year-end rate for the US Dollar. Net debt at year-end amounted to euro 4,492 million (2005: euro 3,448 million). The adverse euro translation impact of euro 371 million on total equity was principally due to the effect of the weaker US Dollar.

DEVELOPMENT

Total net acquisition spend in 2006 amounted to euro 2.1 billion, a record for the Group.

During the course of 2006 Europe Materials committed euro 69 million to 12 bolt-on deals in Ireland , Estonia , Poland , Portugal , Slovakia , Switzerland and Ukraine . In addition work continued on a number of capital projects initiated in earlier years which will come on stream in early 2007. These included replacement and upgrading of the clinker production facility at Lappeenranta in Finland and conversion of our Ukraine cement kilns to coal and petcoke firing. Towards year-end the Division announced a major EUR200 million replacement/expansion project at its existing Platin ( Ireland ) cement plant. This will be built to BAT (best available technology) standards, will greatly reduce specific CO2 emissions, and enable CRH to effectively serve the Irish market into the future.

Europe Products continued its recent strong development thrust with a total commitment of euro 345 million on 13 acquisitions. This included the acquisition in May of Halfen, a leading European producer of metal construction accessories used in commercial, civil engineering and residential construction. This acquisition established CRH as the market leader in construction accessories in Europe . The Concrete group was particularly active completing seven transactions in Belgium , France , Germany , Switzerland and the UK and concluding CRH's first acquisition in Italy with the purchase of Record, a prominent concrete landscaping manufacturer in the Lombardy and Piedmont regions. The acquisition in August of AVZ, the leading designer and distributor of awning systems and roller shutters in the Netherlands , was a first step in a promising new product segment which has strategic links with our Fencing & Security and Daylight & Ventilation activities. Three other transactions were concluded by the Clay, Fencing & Security and Construction Accessories groups.

After a busy 2005 which saw major expansion into Austria and Germany , 2006 was a quieter development year for Europe Distribution. The Division completed six bolt-on acquisitions in Belgium, France, Netherlands and Switzerland for a combined cost of euro 38 million adding a total of ten outlets to its existing builders merchanting network in Europe. In addition the Division opened four greenfield DIY stores in the Netherlands and a further DIY store in Portugal .

The highlight of the Group's record 2006 development spend was the acquisition in August by Americas Materials of APAC, a leading US aggregates, asphalt and heavy highway construction company, for a total consideration of euro 1.0 billion (US$1.3 billion). Subsequent selective disposals prior to year-end of non-core asphalt and highway and construction units in line with the re-focusing of APAC's activities reduced the net outlay to euro 0.85 billion (US$1.1 billion). APAC represents a major expansion into new materials markets in southern and mid-western states and adds a fifth operating region to the Division. Another notable development was the announcement in August of our entry into the North American cement market through a joint venture to develop a
1.1 million tonne greenfield cement plant in central Florida . The Division also completed 19 other bolt-on transactions across its operations. Total development expenditure including the net APAC consideration and an initial US$50m investment in our Florida cement joint venture amounted to approximately euro
1.1 billion.

Americas Products spent a total of euro 380 million on acquisitions during 2006. The pick-up in acquisition activity experienced by the Precast group in 2005 continued in 2006 with four acquisitions completed during the year. APG completed three transactions including the purchase of the Sakrete(R) brandname as part of its national growth strategy in dry mixed product lines. The Glass Group acquired Antamex, a leading Toronto-based supplier of high-performance curtain wall systems, and also completed two transactions in Florida and Texas . 2006 also marked the creation of a new product group for Americas Products with the acquisition in April of MMI.

Americas Distribution invested euro 132 million in six transactions during the year. Five interior products acquisitions were concluded adding 21 branches to its network. These included the acquisition of one of the largest interior products distributors in Texas . With five locations this represented our first distribution venture in the state. Three acquisitions in Florida added nine branches, while the purchase of a seven-branch business in the Carolinas and Virginia extended our activities into the Carolinas and complemented our existing presence in Washington D.C. and Maryland . Completion in November of our first roofing/siding acquisition in the Hawaiian islands added four branches.

OUTLOOK

The market outlook for Europe Materials in 2007 is good. In Ireland , while housing output is expected to soften it should remain at a high level and any decline is likely to be offset by increased activity in the infrastructure and public sectors. Commercial and industrial demand is expected to remain strong with overall construction activity similar to 2006. Construction output in Finland is forecast to expand further with continuing increases in non-residential investment and infrastructure and stable housing demand. In Poland , the availability of European Union funding for the major road-building programme will underpin strong infrastructural activity with non-residential and residential also contributing to growth. Ukraine is expected to experience strong demand for both cement and aggregates. Modest construction growth is anticipated in Switzerland with non-residential demand compensating for declines in infrastructure. Spanish construction activity is expected to remain at current levels with any weakening in the housing sector likely to be offset by increased infrastructure spending. In Portugal , markets are expected to remain weak. Overall, Europe Materials expects continued organic growth helped by a number of major capital projects, targeted at increasing production capacity and reducing costs, coming on-stream early in 2007.

Forecasts for the Europe Products & Distribution Division's key markets show further growth in 2007. In the Netherlands , where turnover amounted to euro 2.2 billion in 2006, consumer confidence continues to strengthen and new residential and non-residential markets continue to improve. Activity in Belgium is expected to remain close to the high levels of recent years with a stable residential market and modest declines in non-residential and infrastructure. In France , we anticipate continued strength in the new residential market together with moderate growth in non-residential and infrastructure demand. The German new residential sector appears to have bottomed while other construction segments are showing clear signs of recovery. The outlook in our Swiss residential and non-residential markets remains attractive while in Austria we expect a much improved performance from our operations. Although the UK housing market is expected to moderate in 2007, brick volumes should stabilise. Overall, we look to continued profit growth in Products & Distribution activities in the year ahead.

From an underlying Americas Materials demand viewpoint, the current overall outlook is for stable to slightly declining volumes for the division as a whole. Infrastructure is the key end-use for this Division and while funding is forecast to increase further in 2007, volumes and activity levels will continue to be influenced by input cost movements and associated product pricing trends. Further improvement in non-residential markets is expected to offset residential declines. Our priority for the year is to continue the improving underlying trend in operating profit margin evident in our 2005 and 2006 performance, through the ongoing achievement of efficiency gains, cost reduction and additional price improvements. With a continuing favourable pricing environment, a sustained focus on operating efficiency and with benefits from our record 2006 development spend, we look forward to another year of significant progress for this Division.

Americas Products & Distribution's new residential construction markets in the US declined steadily through the second half of 2006 and are expected to show continued weakness into mid-2007, with recovery expected to commence later in the year. However, residential repair, maintenance and improvement expenditures, which have historically been less cyclical, should remain at or close to 2006 levels while non-residential demand, which saw good improvement in 2006, is expected to maintain momentum into 2007. With its balanced geographic, product and end-use diversity, and with new US residential construction accounting for approximately 25% of Divisional end-use demand - and less than 10% of the CRH Group overall - Americas Products & Distribution looks to another good year in 2007.

2006 was another year of delivery by CRH both in development, with a record acquisition spend, and operationally, with record organic growth and strong improvements in all key financial performance measures. Cash generation remains robust and with comfortable interest cover the Group can accommodate a higher level of dividend payout while continuing to take advantage of a strong development pipeline. With an ongoing focus on price and cost effectiveness across our operations, further benefits from the record 2006 acquisition spend and a sustained emphasis on development, we expect to achieve further progress in the year ahead.

__________________________________________________________________________

This statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

_______________________________________________________________________________



GROUP INCOME STATEMENT
For the year ended 31st December 2006


                                                                            2006                     2005
                                                                          euro m                   euro m

Revenue                                                                 18,737.4                 14,449.3
Cost of sales                                                         (13,123.8)                (9,901.7)
Gross profit                                                             5,613.6                  4,547.6
Operating costs                                                        (3,846.8)                (3,155.3)
Group operating profit                                                   1,766.8                  1,392.3
Profit on disposal of fixed assets                                          40.5                     19.8
Profit before finance costs                                              1,807.3                  1,412.1
Finance costs                                                            (407.3)                  (297.4)
Finance revenue                                                            155.2                    138.3
Group share of associates' profit after tax                                 47.2                     25.9
Profit before tax                                                        1,602.4                  1,278.9
Income tax expense                                                       (378.2)                  (272.6)
Group profit for the financial year                                      1,224.2                  1,006.3

Profit attributable to:
Equity holders of the Company                                            1,210.2                    997.9
Minority interest                                                           14.0                      8.4
Group profit for the financial year                                      1,224.2                  1,006.3


Earnings per Ordinary Share
Basic                                                                     224.3c                   186.7c
Diluted                                                                   222.4c                   185.2c

Cash earnings per Ordinary Share                                          352.1c                   292.5c



GROUP BALANCE SHEET
As at 31st December 2006


                                                                            2006                     2005
ASSETS                                                                    euro m                   euro m
Non-current assets
Property, plant and equipment                                            7,479.5                  6,823.5
Intangible assets                                                        2,966.0                  2,252.5
Investments in associates                                                  554.3                    527.6
Other financial assets                                                      96.5                    106.9
Derivative financial instruments                                            74.0                    154.8
Deferred income tax assets                                                 489.2                    466.5
Total non-current assets                                                11,659.5                 10,331.8
Current assets
Inventories                                                              2,036.4                  1,722.6
Trade and other receivables                                              3,171.7                  2,476.4
Derivative financial instruments                                             5.3                     30.7
Liquid investments                                                         370.5                    342.5
Cash and cash equivalents                                                1,101.6                  1,148.6
Total current assets                                                     6,685.5                  5,720.8
Total assets                                                            18,345.0                 16,052.6
EQUITY
Equity share capital                                                       184.5                    182.3
Preference share capital                                                     1.2                      1.2
Treasury shares                                                           (14.4)                        -
Share premium account                                                    2,317.8                  2,208.3
Other reserves                                                              52.1                     37.4
Foreign currency translation reserve                                     (137.6)                    233.5
Retained income                                                          4,658.9                  3,532.7
                                                                         7,062.5                  6,195.4
Minority interest                                                           41.8                     38.3
Total equity                                                             7,104.3                  6,233.7
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                                    5,312.9                  4,524.5
Derivative financial instruments                                            47.0                     13.5
Deferred income tax liabilities                                          1,301.2                  1,184.5
Trade and other payables                                                   159.4                    187.6
Retirement benefit obligations                                             261.4                    450.5
Provisions for liabilities                                                 320.0                    223.0
Capital grants                                                              10.4                     12.1
Total non-current liabilities                                            7,412.3                  6,595.7
Current liabilities
Trade and other payables                                                 2,788.4                  2,254.4
Current income tax liabilities                                             215.7                    271.5
Interest-bearing loans and borrowings                                      645.4                    582.3
Derivative financial instruments                                            38.1                      4.6
Provisions for liabilities                                                 140.8                    110.4
Total current liabilities                                                3,828.4                  3,223.2
Total liabilities                                                       11,240.7                  9,818.9
Total equity and liabilities                                            18,345.0                 16,052.6



GROUP CASH FLOW STATEMENT
For the year ended 31st December 2006
                                                                           2006                      2005
Cash flows from operating activities                                     euro m                    euro m
Profit before tax                                                       1,602.4                   1,278.9
Finance costs, net                                                        252.1                     159.1
Group share of associates' profit after tax                              (47.2)                    (25.9)
Profit on disposal of fixed assets                                       (40.5)                    (19.8)
Group operating profit                                                  1,766.8                   1,392.3
Depreciation charge                                                       663.7                     555.8
Share-based payment expense                                                16.0                      13.9
Amortisation of intangible assets                                          25.3                       9.1
Net movement on provisions                                                 11.5                      11.8
Increase in working capital                                             (132.0)                   (149.4)
Amortisation of capital grants                                            (2.0)                     (2.0)
Other non-cash movements                                                    8.4                       2.9
Cash generated from operations                                          2,357.7                   1,834.4
Interest paid (including finance leases)                                (252.7)                   (184.0)
Income taxes paid:
 - Irish corporation tax                                                 (20.0)                    (13.3)
 - Overseas corporation tax                                             (357.7)                   (246.2)
Net cash inflow from operating activities                               1,727.3                   1,390.9
Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets                                    252.4                     102.8
Interest received                                                          46.0                      43.4
Capital grants received                                                     0.4                       1.5
Dividends received from associates                                         21.8                      14.2
                                                                          320.6                     161.9
Outflows
Purchase of property, plant and equipment                               (832.3)                   (652.1)
Acquisition of subsidiaries and joint ventures                        (1,978.4)                   (808.3)
Investments in and advances to associates                                 (7.4)                   (298.9)
Advances to joint ventures and purchase of trade                         (12.7)                     (7.7)
investments
Deferred and contingent acquisition consideration paid                   (73.5)                    (45.3)
                                                                      (2,904.3)                 (1,812.3)
Net cash outflow from investing activities                            (2,583.7)                 (1,650.4)
Cash flows from financing activities
Inflows
Proceeds from issue of shares                                              87.2                      39.5
Shares issued to minority interests                                         3.1                       0.3
Increase in interest-bearing loans and borrowings                       1,708.5                     796.8
Increase in finance lease liabilities                                       3.4                       6.5
                                                                        1,802.2                     843.1
Outflows
Expenses paid in respect of share issues                                      -                     (0.2)
Ordinary Shares purchased under Performance Share Plan                   (15.7)                         -
Increase in liquid investments                                           (34.1)                    (15.0)
Repayment of interest-bearing loans and borrowings                      (656.0)                   (250.0)
Repayment of finance lease liabilities                                   (12.9)                    (12.9)
Net cash movement in derivative financial instruments                    (29.8)                   (102.8)
Dividends paid to equity holders of the Company                         (197.9)                   (164.2)
Dividends paid to minority interests                                     (11.9)                     (9.4)
                                                                        (958.3)                   (554.5)
Net cash inflow from financing activities                                 843.9                     288.6
Change in cash and cash equivalents                                      (12.5)                      29.1
Cash and cash equivalents at beginning of year                          1,148.6                   1,072.0
Translation adjustment                                                   (34.5)                      47.5
Cash and cash equivalents at end of year                                1,101.6                   1,148.6



GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE


                                                                           2006                    2005
                                                                         euro m                  euro m
Items of income/(expense) recognised directly within
equity:
Currency translation effects                                            (371.1)                   413.4
Group defined benefit pension obligations:
 - Actuarial gain/(loss)                                                  155.1                  (86.1)
 - Movement in deferred tax asset                                        (41.4)                    21.7
Movement in deferred tax asset on employee share schemes                   26.7                    12.3
Gains/(losses) relating to cash flow hedges                               (2.4)                     2.7
Movement in deferred tax liability on cash flow hedges                      0.4                   (0.7)
Net income/(expense) recognised directly within equity                  (232.7)                   363.3
Group profit for the financial year                                     1,224.2                 1,006.3
Total recognised income and expense for the year                          991.5                 1,369.6

Equity holders of the company                                             978.8                 1,360.4
Minority interest                                                          12.7                     9.2
Total recognised income and expense for the year                          991.5                 1,369.6



GROUP STATEMENT OF CHANGES IN EQUITY
                                                                           2006                      2005
                                                                         euro m                    euro m
Total equity at beginning of year                                       6,233.7                   4,979.4
Issue of shares:
 - Share option and participation schemes                                  87.2                      39.5
 - Issued in lieu of dividends                                             24.5                      21.0
 - Expenses in respect of share issues                                        -                     (0.2)
Treasury shares                                                          (15.7)                         -
Share-based payment expense                                                16.0                      13.9
Dividends                                                               (222.4)                   (185.2)
Movement in minority interest                                               3.5                       4.1
Items of income/(expense) recognised directly within
equity:
Currency translation effects                                            (371.1)                     413.4
Group defined benefit pension obligations                                 113.7                    (64.4)
Deferred tax asset on employee share schemes                               26.7                      12.3
Cash flow hedges                                                          (2.0)                       2.0
Profit for the year attributable to equity holders                      1,210.2                     997.9
Total equity at end of year                                             7,104.3                   6,233.7




SUPPLEMENTARY INFORMATION

1    Basis of Preparation

      The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards as adopted by the EU (IFRS). The transition date for implementation of IFRS by the Group was 1st January 2004.

      The Group's accounting policies under IFRS are based on the International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards
(IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

 2    Translation of Foreign Currencies

      This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:


                                                Average                  Year ended 31st
                                                                                December
euro 1 =                               2006        2005                 2006        2005

US Dollar                            1.2556      1.2438               1.3170      1.1797
Pound Sterling                       0.6817      0.6838               0.6715      0.6853
Polish Zloty                         3.8959      4.0224               3.8310      3.8600
Swiss Franc                          1.5729      1.5483               1.6069      1.5551
Canadian Dollar                      1.4237      1.5082               1.5281      1.3725
Argentine Peso                       3.8623      3.6356               4.0373      3.5868
Israeli Shekel                       5.5928      5.5781               5.5623      5.4503



3    Key Components of 2006 Performance
                                         Operating     Profit on    Trading    Finance     Assoc.    Pre-tax
euro million                 Revenue        Profit     disposals     profit      costs        PAT     profit

2005 as reported              14,449         1,392            20      1,412      (159)         26      1,279
Exchange effects                (54)           (4)             -        (4)          -          -        (4)
2005 at 2006 rates            14,395         1,388            20      1,408      (159)         26      1,275
Incremental impact in
2006 of:
 - 2005 acquisitions           1,108            82             -         82       (40)         18         60
 - 2006 acquisitions           1,907           108             -        108       (56)          -         52
Non-recurring items                -          (12)             -       (12)          -          -       (12)
Organic                        1,327           201            20        221          3          3        227
2006 as reported              18,737         1,767            40      1,807      (252)         47      1,602
% change v. 2005                +30%          +27%                                                      +25%



4    Analysis of Revenue, EBITDA and Operating Profit by Business
                                                          2006                    2005
                                               euro m        %                 euro m           %
Revenue
Europe Materials                              2,966.9     15.8                2,646.2        18.3
Europe Products                               3,185.8     17.0                2,533.4        17.5
Europe Distribution                           2,786.0     14.9                2,192.9        15.2
Americas Materials                            4,778.3     25.5                3,164.7        21.9
Americas Products                             3,572.7     19.1                2,755.9        19.1
Americas Distribution                         1,447.7      7.7                1,156.2         8.0
                                             18,737.4    100.0               14,449.3       100.0
EBITDA *
Europe Materials                                564.3     23.0                  506.0        25.9
Europe Products  **                             361.0     14.7                  303.9        15.5
Europe Distribution  **                         209.6      8.5                  155.4         7.9
Americas Materials                              695.1     28.3                  493.0        25.2
Americas Products                               505.7     20.6                  406.8        20.8
Americas Distribution                           120.1      4.9                   92.1         4.7
                                              2,455.8    100.0                1,957.2       100.0
Operating profit
Europe Materials                                420.9     23.8                  377.0        27.1
Europe Products **                              221.1     12.5                  175.6        12.6
Europe Distribution **                          172.0      9.7                  123.4         8.9
Americas Materials                              475.1     26.9                  328.2        23.5
Americas Products                               374.5     21.2                  307.6        22.1
Americas Distribution                           103.2      5.9                   80.5         5.8
                                              1,766.8    100.0                1,392.3       100.0
Profit on disposal of fixed assets
Europe Materials                                 28.3                             8.8
Europe Products                                   2.5                             1.8
Europe Distribution                               3.9                           (0.8)
Americas Materials                                1.5                             9.7
Americas Products                                 2.9                           (0.1)
Americas Distribution                             1.4                             0.4
                                                 40.5                            19.8
Depreciation charge
Europe Materials                                143.1                           129.0
Europe Products                                 134.1                           126.8
Europe Distribution                              37.1                            31.6
Americas Materials                              219.9                           164.8
Americas Products                               116.3                            93.4
Americas Distribution                            13.2                            10.2
                                                663.7                           555.8
Amortisation of intangible assets
Europe Materials                                  0.3                               -
Europe Products                                   5.8                             1.5
Europe Distribution                               0.5                             0.4
Americas Materials                                0.1                               -
Americas Products                                14.9                             5.8
Americas Distribution                             3.7                             1.4
                                                 25.3                             9.1

* EBITDA excludes profit on disposal of fixed assets and comprises group operating profit (earnings) before interest, tax, depreciation and amortisation.

**    Segment results for Europe Products include the goodwill impairment loss of euro 50m relating to the Cementbouw bv joint venture in the Netherlands , and euro 18.9m of the total gain of euro 37.7m arising on deconsolidation of certain pension schemes in the Netherlands .  The remaining euro 18.8m of the gain has been included in the segment profit for Europe Distribution.



5    Geographical Analysis of Revenue and Operating Profit
                                                            2006                        2005
                                                 euro m        %             euro m        %
Revenue
Ireland *                                       1,250.9      6.7            1,164.1      8.1
Benelux                                         2,628.4     14.0            2,468.6     17.1
Rest of Europe                                  5,057.7     27.0            3,733.8     25.8
Americas                                        9,800.4     52.3            7,082.8     49.0
                                               18,737.4    100.0           14,449.3      100
EBITDA
Ireland *                                         209.2      8.5              192.9      9.9
Benelux                                           300.9     12.3              266.3     13.6
Rest of Europe                                    624.1     25.4              505.3     25.8
Americas                                        1,321.6     53.8              992.7     50.7
                                                2,455.8    100.0            1,957.2      100
Operating profit
Ireland *                                         157.4      8.9              148.4     10.7
Benelux                                           218.4     12.3              186.2     13.3
Rest of Europe                                    437.5     24.8              340.6     24.5
Americas                                          953.5     54.0              717.1     51.5
                                                1,766.8    100.0            1,392.3      100
Profit on disposal of fixed assets
Ireland *                                          23.2                         8.1
Benelux                                             3.3                         0.4
Rest of Europe                                      8.2                         1.3
Americas                                            5.8                        10.0
                                                   40.5                        19.8
Depreciation charge
Ireland *                                          51.6                        44.5
Benelux                                            80.9                        78.9
Rest of Europe                                    181.8                       164.0
Americas                                          349.4                       268.4
                                                  663.7                       555.8
Amortisation of intangible assets
Ireland *                                           0.2                           -
Benelux                                             1.6                         1.2
Rest of Europe                                      4.8                         0.7
Americas                                           18.7                         7.2
                                                   25.3                         9.1

*Total island of Ireland

* EBITDA excludes profit on disposal of fixed assets and comprises group operating profit (earnings) before interest, tax, depreciation and amortisation.

 **    Segment results for Benelux include the goodwill impairment loss of euro
50m relating to the Cementbouw bv joint venture in the Netherlands , and a gain of euro 37.7m arising on deconsolidation of certain pension schemes in the
Netherlands .



6    Proportionate Consolidation of Joint Ventures
                                                                           2006                     2005
Group share of:                                                          euro m                   euro m
Revenue                                                                   900.9                    617.8
Cost of sales                                                           (628.0)                  (392.8)
Gross profit                                                              272.9                    225.0
Operating costs                                                         (179.9)                  (143.6)
Impairment of Cementbouw bv goodwill                                     (50.0)                        -
Operating profit                                                           43.0                     81.4
Profit on disposal of fixed assets                                          4.7                      0.8
Profit before finance costs                                                47.7                     82.2
Finance costs (net)                                                      (16.4)                   (13.6)
Profit before tax                                                          31.3                     68.6
Income tax expense                                                       (18.2)                   (18.9)
Group profit for the financial year                                        13.1                     49.7

Depreciation                                                               36.9                     30.6



7    Earnings per Ordinary Share

      The computation of basic, diluted and cash earnings per share is set out below:
                                                                           2006                     2005
                                                                         euro m                   euro m
Profit attributable to equity holders of the Company                    1,210.2                    997.9
Preference dividends paid                                                 (0.1)                    (0.1)
Numerator for basic and diluted earnings per Ordinary Share             1,210.1                    997.8
Amortisation of intangibles                                                25.3                      9.1
Depreciation charge                                                       663.7                    555.8
Numerator for cash earnings per Ordinary Share                          1,899.1                  1,562.7

                                                                      Number of                Number of
Denominator for basic earnings per Ordinary Share                        Shares                   Shares
Weighted average number of shares (millions) in issue                     539.4                    534.3
Effect of dilutive potential shares (share options)                         4.7                      4.4
Denominator for diluted earnings per Ordinary Share                       544.1                    538.7

Earnings per Ordinary Share                                           euro cent                euro cent
 - basic                                                                  224.3                   186.7c
 - diluted                                                                222.4                   185.2c
Cash earnings per Ordinary Share (i)                                      352.1                   292.5c



(i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.



8   Net Debt and Finance Costs
                                                                               2006                  2005
Net debt                                                                     euro m                euro m
Non-current assets
Derivative financial instruments                                               74.0                 154.8
Current assets
Derivative financial instruments                                                5.3                  30.7
Liquid investments                                                            370.5                 342.5
Cash and cash equivalents                                                   1,101.6               1,148.6
Non-current liabilities
Interest-bearing loans and borrowings                                     (5,312.9)             (4,524.5)
Derivative financial instruments                                             (47.0)                (13.5)
Current liabilities
Interest-bearing loans and borrowings                                       (645.4)               (582.3)
Derivative financial instruments                                             (38.1)                 (4.6)
Total net debt                                                            (4,492.0)             (3,448.3)
Including Group share of joint ventures' net debt                           (247.9)               (271.2)

Finance costs (net)
Net Group finance costs on interest-bearing cash and cash                     233.7                 153.8
equivalents, loans and borrowings
Net pensions financing credit                                                (12.1)                 (5.4)
Charge to unwind discount on provisions/deferred consideration                 27.4                  15.6
Net charge/(credit) re change in fair value of derivatives                      3.1                 (4.9)
Total net finance costs                                                       252.1                 159.1
Including Group share of joint ventures' net finance costs                     16.4                  13.6



9    Summarised Cash Flow

The table below summarises the Group's cash flows for the years ended 31st
December 2006 and 31st December 2005.
                                                                              2006                    2005
Inflows                                                                     euro m                  euro m
Profit before tax                                                            1,602                   1,279
Depreciation                                                                   664                     556
Amortisation of intangibles                                                     25                       9
Proceeds from disposal of fixed assets                                         252                     103
Share issues                                                                   112                      61
                                                                             2,655                   2,008
Outflows
Working capital movements                                                       75                     119
Capital expenditure                                                            832                     652
Acquisitions and investments                                                 2,311                   1,298
Dividends                                                                      222                     185
Tax paid                                                                       378                     260
Other                                                                           69                      19
                                                                             3,887                   2,533
Net outflow                                                                (1,232)                   (525)
Translation adjustment                                                         188                   (165)
Increase in net debt                                                       (1,044)                   (690)



10     Other
                                                                            2006                 2005

EBITDA interest cover (times)                                                9.7                 12.3
EBIT interest cover (times)                                                  7.0                  8.8
EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

EBIT = earnings before interest and tax, excluding excluding profits on disposal
Average shares in issue                                                   539.4m               534.3m
Net dividend per share (euro cent)                                         52.0c                39.0c
Dividend cover (Earnings per share/Dividend per share)                      4.3x                 4.8x
Depreciation charge - subsidiaries (euro m)                                626.8                525.2
Depreciation charge - share of joint ventures (euro m)                      36.9                 30.6
Amortisation of intangibles - subsidiaries (euro m)                         25.3                  9.1
Amortisation of intangibles - share of joint ventures (euro m)                 -                    -
Share-based payment expense  (euro m)                                       16.0                 13.9
Income tax expense - Irish tax (euro m)                                     18.4                 12.9
Income tax expense - overseas tax (euro m)                                 309.6                217.6
Income tax expense - deferred tax (euro m)                                  50.2                 42.1
Market capitalisation at year-end (euro m)                              17,119.6             13,327.7
Total equity at year-end (euro m)                                        7,104.3              6,233.7
Net debt (euro m)                                                        4,492.0              3,448.3
Net debt as a percentage of total equity                                     63%                  55%
Net debt as a percentage of market capitalisation                            26%                  26%


11  Statutory Accounts

The financial information presented in this report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2006 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2005, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

12  Board Approval

This results announcement was approved by the Board of Directors of CRH plc on 5th March 2007.

13  Annual Report post-out and Annual General Meeting (AGM)

The 2006 Annual Report is expected to be posted to shareholders on Wednesday, 4th April 2007 together with details of the Scrip Dividend Offer in respect of the final 2006 dividend. The 2006 Annual Report will be available to the public from Thursday 5th April 2007 at the Company's registered office. The Company's AGM is scheduled to be held in Jury's Hotel, Ballsbridge, Dublin on Wednesday, 9th May 2007.



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  6 March, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director